ENvue Medical, Inc.

969 Pruitt Place

Tyler TX 75703

May 26, 2026

VIA EDGAR

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Conlon Danberg

Re:	ENvue Medical, Inc. Registration Statement on Form S-3 Filed on May 18, 2026 File No. 333-296001 (as amended, the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, ENvue Medical, Inc. (the “Company”), hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:00 p.m., Eastern Time, on May 28, 2026, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Alla Digilova, Esq. at (212) 659-4993.

Very truly yours,

ENVUE MEDICAL, Inc.

By:	/s/ Doron Besser, M.D.
Doron Besser, M.D.
Chief Executive Officer

cc:	Alla Digilova, Esq., Haynes and Boone, LLP